Exhibit 99.1

SouFun Announces First Quarter 2014 Results

BEIJING, China, May 7, 2014–SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Revenue in the first quarter of 2014 was $121.2 million, a 33.2% increase from the corresponding period in 2013.

•	Operating income in the first quarter of 2014 was $49.5 million, a 33.1% increase from the corresponding period in 2013. Non-GAAP operating income in the first quarter of 2014 was $51.0 million, a 31.0% increase from the corresponding period in 2013.

•	Net income attributable to SouFun’s shareholders was $41.5 million, representing a year-over-year increase of 46.2%. Fully diluted earnings per ADS were $0.10, an increase of 42.9% from the corresponding period in 2013.

•	Non-GAAP net income attributable to SouFun’s shareholders was $47.8 million, representing a year-over-year increase of 44.0%. Non-GAAP fully diluted earnings per ADS were $0.11, an increase of 37.5% from the corresponding period in 2013.

“We are delighted to report our 14th consecutive above guidance quarter since SouFun was publicly listed, even under China’s volatile real estate market condition.” said Vincent Mo, Executive Chairman of SouFun. “Our solid fundamentals with strong brand, effective website platform, and fast growing mobile platform, supported our continued growth. We will continue to explore new lines of businesses by investing in technologies and product development and working with strategic partners for SouFun’s long term growth story.”

First Quarter 2014 Results

Revenues

SouFun reported total revenue of $121.2 million in the first quarter of 2014, representing an increase of 33.2% from the corresponding period in 2013, primarily driven by the growth in listing services and marketing services.

Revenue from marketing services was $47.0 million in the first quarter of 2014, an increase of 31.2% from $35.8 million in the corresponding period in 2013, primarily due to more overall advertising spending by developers during the quarter.

Revenue from e-commerce services was $29.4 million in the first quarter of 2014, an 11.6% increase from $26.4 million in the same period in 2013.

Revenue from listing services was $42.1 million in the first quarter of 2014, an increase of 57.1% from $26.8 million for the corresponding period in 2013, primarily due to increased paying agent subscribers.

Revenue from other value-added services was $2.7 million in the first quarter of 2014, an increase of 32.3% from $2.0 million in the corresponding period in 2013.

Cost of Revenue

Cost of revenue was $24.9 million in the first quarter of 2014, an increase of 24.3% from $20.0 million in the corresponding period in 2013. The increase in cost of revenue was mainly driven by the increase in taxes and surcharges and staff cost

Gross margin was 79.5% in the first quarter of 2014, compared to 78.0% in the corresponding period in 2013.

Operating Expenses

Operating expenses were $46.9 million in the first quarter of 2014, an increase of 38.6% from $33.8 million for the corresponding period in 2013.

Selling expenses were $27.5 million in the first quarter of 2014, an increase of 47.0% from $18.7 million in the corresponding period in 2013, primarily due to increased staff cost and advertising and promotional expenses.

General and administrative expenses were $19.3 million in the first quarter of 2014, an increase of 28.3% from $15.1 million in the corresponding period in 2013, primarily due to increased staff cost.

Operating Income

Operating income was $49.5 million in the first quarter of 2014, an increase of 33.1% from $37.2 million in the corresponding period in 2013.

Income Tax Expenses

Income tax expense was $15.2 million in the first quarter of 2014, a 30.7% increase compared to $11.6 million for the corresponding period in 2013 was due to increase in income before taxes partially offset by certain subsidiaries being subject to a lower dividend-related withholding tax rate compared to the corresponding period in 2013.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $41.5 million in the first quarter of 2014, a 46.2% increase from $28.4 million in the corresponding period in 2013. Fully diluted earnings per ADS were $0.10 in the first quarter of 2014, an increase of 42.9% from $0.07 in the corresponding period in 2013.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $54.8 million in the first quarter of 2014, an increase of 34.0% as compared to $40.9 million in the corresponding period in 2013.

Cash

As of March 31, 2014, SouFun had cash, cash equivalents, and short-term investments of $943.7 million, compared to $591.1 million as of December 31, 2013. Cash flow from operating activities was $118.2 million in the first quarter of 2014, a 97.7% increase from $59.8 million in the same period in 2013.

Business Outlook

SouFun estimates its total revenue for 2014 will be between $780.0 million and $796.0 million, representing a year-on-year increase of 22.5% to 25%. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Conference Call Information

SouFun’s management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing / Hong Kong time). The dial-in details for the live conference call are:

The dial-in details for the live conference call are:

International Toll:	+65 6723-9381

Local Toll:

United States	+1 866-519-4004/+1 845-675-0437

Hong Kong	+852 800-930-346/+852 2475-0994

Mainland China	+86 400-620-8038 / +86 800-819-0121

Conference ID number:	3248 5154

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 PM U.S. EDT on May 7 through 11:59 PM May 14, 2014. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299

Toll-Free:

United States	+1 855-452-5696 / +1 646-254-3697

Hong Kong	+852 800-963-117 / +852 3051-2780

Mainland China	+86 400-602-2065 / +86 800-870-0206

Conference ID number:	3248 5154

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2013, according to DCCI, an independent market research institution commissioned by us. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 330 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, including but not limited to revenue guidance, growth prospects and the introduction and success of new products and services and new lines of business, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the timing and success of new products and services and any new lines of business, regulatory requirements over the real estate sector in China and for existing and new products and services and any new lines of business, changes in and growth rates for the Chinese and global economies, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future and impact the Company’s business.

Further information regarding these and other risks and uncertainties is included in SouFun’s annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income, (3) basic and diluted earnings per ordinary share and ADS and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, as well as realized gain on available-for-sale security for the three months ended June 30, 2013, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Mr. Hong Zhao

Vice President - Finance

SouFun Holdings Limited

Phone: +86-10-5631-8707

Email: hongzhao@soufun.com

Or

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631 8659

E-mail: zhangyiwen@soufun.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheet

(in U.S. dollars in thousands)

	March 31, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	287,613	581,010
Restricted cash, current	—	255,917
Short-term investments	656,069	10,138
Accounts receivable, net	46,098	44,541
Funds receivable	12,600	37,124
Prepayment and other current assets	21,054	31,758
Deferred tax assets, current	3,220	3,165

Total current assets	1,026,654	963,653

Non-current assets:
Property and equipment, net	218,466	221,442
Restricted cash, non-current	206,367	257,499
Deferred tax assets, non current	1,641	1,728
Deposit for non-current assets	37,797	38,140
Long-term investments	33,159	—
Other non-current assets	23,894	22,627

Total non-current assets	521,324	541,436

Total assets	1,547,978	1,505,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	—	90,000
Deferred revenue	138,631	115,043
Accrued expenses and other liabilities	141,012	143,292
Income tax payable	52,815	43,688
Customers’ refundable fees	64,545	53,066
Amounts due to a related party	687	537

Total current liabilities	397,690	445,626

Non-current liabilities:
Long-term loans	180,750	180,750
Convertible senior notes	400,000	350,000
Deferred tax liabilities, non-current	89,035	84,767
Other non-current liabilities	475	479

Total non-current liabilities	670,260	615,996

Total Liabilities	1,067,950	1,061,622

Shareholders’ equity:

Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,568,424 shares and 57,440,895 shares issued and outstanding as at March 31, 2014 and December 31, 2013, respectively	7,392	7,376

Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at March 31, 2014 and December 31, 2013 , respectively	3,124	3,124
Additional paid-in capital	91,928	89,071
Accumulated other comprehensive income	35,547	43,381
Retained earnings	342,037	300,515

Total SouFun Holdings Limited shareholders’ equity	480,028	443,467

Noncontrolling interests	—	—

Total shareholders’ equity	480,028	443,467

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,547,978	1,505,089

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31, 2014	March 31, 2013
	(Unaudited)	(Unaudited)
Revenues:
Marketing services	46,983	35,813
E-commerce services	29,415	26,363
Listing services	42,145	26,834
Other value-added services	2,678	2,024

Total revenues	121,221	91,034

Cost of Revenues:
Cost of services	(24,905)	(20,030)

Total Cost of Revenues	(24,905)	(20,030)

Gross Profit	96,316	71,004

Operating expenses and income:
Selling expenses	(27,534)	(18,732)
General and administrative expenses	(19,316)	(15,060)
Other income	53	—

Operating Income	49,519	37,212
Foreign exchange loss	(12)	—
Interest income	11,344	5,678
Interest expense	(5,094)	(3,337)
Government grants	966	422
Gain on bargain purchase	—	102

Income before income taxes and noncontrolling interests	56,723	40,077
Income tax expenses
Income tax expense	(15,201)	(11,633)

Net income	41,522	28,444
Net income attributable to noncontrolling interests	—	35

Net income attributable to SouFun Holdings Limited shareholders	41,522	28,409
Other comprehensive income, net of tax
Foreign currency translation adjustments	(7,834)	1,368
Unrealized gain on available-for-sale security	—	78

Total other comprehensive income, net of tax	(7,834)	1,446

Comprehensive income	33,688	29,890

Earnings per share for Class A and Class B ordinary shares
Basic	0.51	0.36

Diluted	0.48	0.34

Earnings per ADS
Basic	0.10	0.07
Diluted	0.10	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	81,852,230	77,898,531
Diluted	92,606,216	83,308,983
Weighted average number of ADSs outstanding:
Basic	409,261,150	389,492,655

Diluted	463,031,080	416,544,915

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2014	2013
GAAP income from operations	49,519	37,212
Share-based compensation expense	1,524	1,763
Non-GAAP income from operations	51,043	38,975

GAAP net income	41,522	28,444
Withholding tax related to dividends	4,792	3,149
Share-based compensation expense	1,524	1,763
Gain on bargain purchase	—	(102)
Non-GAAP net income	47,838	33,254

Net Income attributable to SouFun Holdings Limited shareholders	41,522	28,409
Withholding tax related to dividends	4,792	3,149
Share-based compensation expense	1,524	1,763
Gain on bargain purchase	—	(102)
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	47,838	33,219

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.51	0.36
Diluted	0.48	0.34
GAAP earnings per share ADS:
Basic	0.10	0.07
Diluted	0.10	0.07
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.58	0.43
Diluted	0.55	0.40
Non-GAAP earnings per ADS shares:
Basic	0.12	0.09
Diluted	0.11	0.08
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	81,852,230	77,898,531
Diluted	92,606,216	83,308,983
Weighted average number of ADSs outstanding:
Basic	409,261,150	389,492,655
Diluted	463,031,080	416,544,915

SouFun Holdings Limited

Reconciliation of Non-GAAP EBITDA

(in thousands of U.S. dollars)

	Three months ended
	March 31, 2014	March 31, 2013
Non-GAAP Net income	47,838	33,254
Add back:
Interest expense	5,094	3,337
Income tax expenses	10,409	8,484
Depreciation expenses	2,819	1,499
Subtract:
Interest income	(11,344)	(5,678)
Adjusted EBITDA	54,816	40,896